

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 15, 2006

Mr. Royis Ward
Chief Executive Officer and Chief Financial Officer
Ecoloclean Industries, Inc.
2242 South Highway #83
Crystal City, Texas 78839

> **RE: Form 10-KSB for the Fiscal Year ended December 31, 2004**
> **Forms 10-QSB for the Fiscal Quarters ended March 31, 2005, June 30,**
> **2005 and September 30, 2005**
> **File No. 0-33481**

Dear Mr. Ward:

      We have reviewed your response letter dated February 28, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2004

Note 7 – Common Stock Transactions, page F-16

1. We note that you have recorded issuances of stock to both employees and service providers and recorded such amounts at substantial discounts. The amount of the

discounts appears substantial and in excess of any normal discount under generally accepted accounting principles. You state that you have provided such discounts due to restrictions and market volatility. You also mention stock being "valued by contract". In order for us to better understand these substantial discounts please provide us with the following:

- Modify your table to include all issuances of stock, or other equity instruments in 2003 and from June 2005 up to and including the date of your response;
- Indicate the value assigned to each issuance;
- Indicate the quoted daily closing price on the date of issuance;
- Indicate for each issuance whether the shares were issued, for cash, to employees, or for goods and services, or acquisitions;
- Include any shares issued to acquire other entities including Aquatronics;
- For each individual issuance, describe, in detail, the restrictions on sale;

We would like you to address the discounts recorded on each issuance as follows:

- Provide us with a thorough, comprehensive analysis in support of the discount provided, for each issuance, based on the restrictions. Please note that it is not adequate to cite any average marketability discount used by others or to use a broad range from an academic study. Rather you should specifically address how the restrictions on the shares you issued should be discounted. Again please describe the restrictions and their terms in detail.
- Provide direct referenced guidance from generally accepted accounting literature in support of specifically taking a discount of shares issued for goods and services due to restrictions;
- Provide us with a thorough, comprehensive analysis in support of the discount provided, for each issuance, based on volatility. Please note that it is not adequate to cite any average volatility discount used by others or to use a broad range from an academic study.
- Provide direct referenced guidance from generally accepted accounting literature in support of specifically taking a discount of shares issued for goods and services due to volatility;
- Explain how you have complied with EITF 96-18 regarding shares issued for goods and services. Please address each issuance and how you complied with such guidance;
- Explain how you have accounted for shares issued to employees and support your accounting. See APB 25 and SFAS 123 and 123(R).

Form 10-QSB for the Quarter Ended September 30, 2005

Financial Statements

2. Please disclose if goodwill in the amount of $387,035 was tested for impairment and disclose management conclusions with respect to any impairment. Please provide us with a copy of your quantitative impairment analysis performed in accordance with SFAS 142. Please clearly identify the projected annual cash flows and the related assumptions, as well as the critical estimates inherent in your analysis. Please identify and support each assumption you made in preparing your analysis. Please also ensure that the cash flow analysis is consistent with your disclosures in the Liquidity section as required by SAB Topic 5:CC and the going concern note to your financial statements. Please refer to SFAS 142.

3. Your dispositions of Reliant Drilling Systems and Ecoloclean of Texas appear to be significant dispositions under Item 310(b) of Regulation S-B. Tell us why you did not file a Form 8-K reporting such event. If significant, please provide pro forma financial information showing the effects of the dispositions as required by Item 310 of Regulation S-B. See instructions to Item 310(b) of Regulation S-B.

4. Your acquisition of Aquatronics Industries appears to be a significant acquisition under Item 310(c) of Regulation S-B. Please provide audited financial statements of the acquiree for the periods indicated by Item 310(c)(3). Please also provide pro forma financial information showing the effects of the acquisition as required by Item 310(d) of Regulation S-B.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the undersigned, at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant